Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of China Nepstar Chain Drugstore Ltd., a Cayman Islands company, par value $0.0001 per share, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: July 14, 2015

New Wave Developments Limited By: /s/ Xiguang Huang Name: Xiguang Huang Title: Director
China Neptunus Drugstore Holding Ltd. By: /s/ Simin Zhang Name: Simin Zhang Title: Director
Simin Zhang /s/ Simin Zhang